PROXY VOTING GUIDELINES

            The Adviser provides a voice on behalf of shareholders of the Funds. The Adviser views the proxy voting process as an integral part of the relationship with the Funds. The Adviser is also in a better position to monitor corporate actions, analyze proxy proposals, make voting decisions and ensure that proxies are submitted promptly. Therefore, the Funds delegate their authority to vote proxies to the Adviser, subject to the supervision of the Board. The Funds’ proxy voting policies are summarized below.

Policies of the Adviser

            The Adviser has delegated to Risk Metrics Group ISS Governance Services (“Risk Metrics”), an independent service provider, the administration of proxy voting for Client portfolio securities directly managed by the Adviser, subject to oversight by The Adviser’s Proxy Manager (in his or her absence the Director of Institutional Operations) Risk Metrics, a Delaware corporation, provides proxy-voting services to many asset managers on a global basis. The Adviser has reviewed, and will continue to review annually, the relationship with Risk Metrics and the quality and effectiveness of the various services provided by Risk Metrics.

            Specifically, Risk Metrics assists the Adviser in the proxy voting and corporate governance oversight process by developing and updating the “Risk Metrics Proxy Voting Guidelines,” which are incorporated into the Proxy Voting Guidelines, and by providing research and analysis, recommendations regarding votes, operational implementation, and recordkeeping and reporting services. The Adviser’s decision to retain Risk Metrics is based principally on the view that the services that Risk Metrics provides, subject to oversight by the Adviser, generally will result in proxy voting decisions which serve the best economic interests of Clients. The Adviser has reviewed, analyzed, and determined that the Risk Metrics Proxy Voting Guidelines are consistent with the views of the Adviser on the various types of proxy proposals. When the Risk Metrics Proxy Voting Guidelines do not cover a specific proxy issue and Risk Metrics does not provide a recommendation, Risk Metrics will notify the Adviser; and the Adviser will use its best judgment in voting proxies on behalf of the Clients. The Risk Metrics Proxy Voting Guidelines can be found on their website (http://www.riskmetrics.com/press/2009_policy).

Conflicts of Interest

            The Adviser’s duty is to vote in the best interests of the Funds’ shareholders. Under certain circumstances, a conflict of interest between the Adviser’s interests and the Funds’ shareholders’ interests may occur. A conflict of interest will be considered material to the extent that it is determined that such conflict has the potential to influence the Adviser’s decision-making in voting a proxy. Materiality determinations will be based upon an assessment of the particular facts and circumstances. If the proxy manager determines that a conflict of interest is not material, the Adviser may vote proxies notwithstanding the existence of a conflict. If the conflict of interest is determined to be material, the conflict shall be disclosed to the Board and the Adviser shall follow the instructions of the Board. The proxy manager shall keep a record of all materiality decisions and report them to the Board on a quarterly basis.

More Information

            The actual voting records relating to the Fund’s portfolio securities during the most recent 12-month period ended June 30 is available without charge, upon request by calling toll-free, 1-888-785-5578 or by accessing the SEC’s website at www.sec.gov. In addition, a copy of the Funds’ proxy voting policies and procedures are also available by calling 1-888-785-5578 and will be sent within three business days of receipt of a request.